# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gouverneur Bancorp, Inc./MD/, CIK 0001978811
CUSIP: 38358M109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 42 CHURCH STREET, GOUVERNEUR, New York (NY), 13642
Date of event which requires filing of this statement: 11/01/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001541536

## Reporting persons
- Minerva Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 60,021; shared voting power 18,400; sole dispositive power 60,021; shared dispositive power 18,400; aggregate amount beneficially owned 78,421 (7.1% of the class)
- MINERVA GROUP L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 60,021; shared voting power 0; sole dispositive power 60,021; shared dispositive power 0; aggregate amount beneficially owned 60,021 (5.4% of the class)
- Minerva GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 60,021; shared voting power 0; sole dispositive power 60,021; shared dispositive power 0; aggregate amount beneficially owned 60,021 (5.4% of the class)
- Minerva GP, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); sole voting power 60,021; shared voting power 0; sole dispositive power 60,021; shared dispositive power 0; aggregate amount beneficially owned 60,021 (5.4% of the class)
- Cohen David P.: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 60,021; shared voting power 18,400; sole dispositive power 60,021; shared dispositive power 18,400; aggregate amount beneficially owned 78,421 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Gouverneur Bancorp, Inc./MD/
Address of issuer's principal executive offices: 42 CHURCH STREET, GOUVERNEUR, NEW YORK, 13642.

## Item 2. Person Filing
Name of person filing:
Minerva Advisors LLC
Minerva Group, LP
Minerva GP, LP
Minerva GP, Inc.
David P. Cohen
Address of principal business office or, if none, residence:
50 Monument Road, Suite 201
Bala Cynwyd, PA 19004
Citizenship:
David P. Cohen is a U.S. Citizen.
Minerva Advisors LLC, Minerva Group, LP, and Minerva GP, LP are organized under Delaware law.
Minerva GP, Inc. is organized under Pennsylvania law.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Minerva Advisors LLC* - 78,421
Minerva Group, LP - 60,021
Minerva GP, LP* - 60,021
Minerva GP, Inc.* - 60,021
David P. Cohen* - 78,421

*Each of these reporting persons is deemed a beneficial owner of the 60,021 shares of the Issuer held by Minerva Group, LP. David P. Cohen is also deemed a beneficial owner of the 78,421 shares of the Issuer beneficially owned by Minerva Advisors LLC.
Percent of class:
Minerva Advisors LLC* - 7.1%
Minerva Group, LP - 5.4%
Minerva GP, LP* - 5.4%
Minerva GP, Inc.* - 5.4%
David P. Cohen* - 7.1%

*Each of these reporting persons is deemed a beneficial owner of the 5.4% of the shares of the Issuer held by Minerva Group, LP. David P. Cohen is also deemed a beneficial owner of the 7.1% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on a total of 1,107,134 shares of the Issuer's Common Stock outstanding as of December 24, 2023, as reported in the Issuer's Quarterly Report on Form 10-K for the period ended September 30, 2023.
Sole power to vote or to direct the vote:
Minerva Advisors LLC* - 60,021
Minerva Group, LP - 60,021
Minerva GP, LP* - 60,021
Minerva GP, Inc.* - 60,021
David P. Cohen* - 60,021

*Each of these reporting persons is deemed a beneficial owner of the 60,021 shares of the Issuer held by Minerva Group, LP.
Shared power to vote or to direct the vote:
Minerva Advisors LLC - 18,400
David P. Cohen** - 18,400

**David P. Cohen is deemed a beneficial owner of the 18,400 shares of the Issuer beneficially owned by Minerva Advisors LLC.
Sole power to dispose or to direct the disposition:
Minerva Advisors LLC* - 60,021
Minerva Group, LP - 60,021
Minerva GP, LP* - 60,021
Minerva GP, Inc.* - 60,021
David P. Cohen* - 60,021

*Each of these reporting persons is deemed a beneficial owner of the 60,021 shares of the Issuer held by Minerva Group, LP.
Shared power to dispose or to direct the disposition:
Minerva Advisors LLC - 18,400
David P. Cohen** - 18,400

**David P. Cohen is deemed a beneficial owner of the 18,400 shares of the Issuer beneficially owned by Minerva Advisors LLC.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
1) PDF version of Schedule 13G
2) Power of Attorney of David P. Cohen

## Signatures
- Minerva Advisors LLC: /s/Beth N. Lowson, Attorney-In-Fact (01/09/2024)
- MINERVA GROUP L P: /s/Beth N. Lowson, Attorney-In-Fact (01/09/2024)
- Minerva GP, LP: /s/Beth N. Lowson, Attorney-In-Fact (01/09/2024)
- Minerva GP, Inc.: /s/Beth N. Lowson, Attorney-In-Fact (01/09/2024)
- Cohen David P.: /s/Beth N. Lowson, Attorney-In-Fact (01/09/2024)